Exhibit 4.22

10 September 2013 Michael Ashley	Barclays Corporate Secretariat Level 29 1 Churchill Place London E14 5HP Tel 020 7116 8099 Fax 020 7116 7785 lawrence.dickinson@barclays.com

Dear Mike

I am pleased to confirm the details of your appointment as an independent non-executive Director of Barclays PLC and Barclays Bank PLC (“the Companies” or “Barclays”) with effect from 18 September 2013. Your appointment as a member of the Board Audit Committee (BAC) and Board Financial Risk Committee (BFRC) will also take effect from this date.

1.	Terms of Your Appointment

Your appointment term will be for up to six years, subject to annual re-election by shareholders (see below). On or before the sixth anniversary of your appointment the Chairman will agree with you whether it is appropriate for you to continue to seek shareholder re-election to serve for up to another three years. In addition, you will also have an annual review with the Chairman of your performance as a non-executive Director. The Board has also adopted a formal system of self-evaluation, which is currently carried out annually.

Your appointments are being made by the Directors in accordance with the Articles of Association of the Companies. As with all of the Directors, you will be required to seek re-election by shareholders at the Barclays PLC AGM each year in accordance with the UK Corporate Governance Code.

Your appointment may be terminated by Barclays on six months notice (or immediately on payment of six months fees in lieu of notice) but would automatically terminate without any entitlement to notice or payment if the Barclays PLC shareholders do not elect or re-elect you whenever you stand for election or re-election, and/or if you are removed from office by the shareholders. The Board shall also reserve the right to reconsider your appointment as a Director and therefore to terminate your appointment forthwith without any entitlement to notice or payment should there be any material change to your personal circumstances that the Board believes may affect your appointment as a Director of Barclays PLC and/or Barclays Bank PLC. A material change shall include, but not be limited to, the following:

•	where you resign, retire or are removed from office from any of your other external appointments (including, but not limited to, any other directorships).

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP

•	where you are appointed to any other company, corporate body or other entity (internal or external), which has not been agreed in advance with the Chairman.
•	where an incident occurs, which the Board considers could adversely affect the reputation of Barclays.

Where such a material change occurs, you must inform the Chairman as soon as possible.

Should you wish to resign your appointment, you are required to give Barclays not less than six months’ notice.

2.	Fees

As a non-executive Director you will receive a fee of £80,000 per annum payable monthly in arrears by direct credit into your nominated bank account, after the deduction of tax and other statutory deductions. Committee fees of £30,000 and £25,000 per annum for BAC and BFRC membership respectively are also paid monthly in arrears on the 23rd day of the month, being the same day as your Board fees. In the event that you hold office for part of the year the fees shall be pro-rated accordingly on the basis of one twelfth for each complete or part month served. £30,000 of your non-executive Director fee, after tax and national insurance, will be used to purchase Barclays PLC shares twice per year, in February and July/August, after the announcement of the Companies’ full and half-year financial results. These shares will be held on your behalf until you leave the Board. Enclosed with this letter is an agreement setting out details in respect of this remuneration in Barclays PLC shares, which you are asked to sign and return.

The fees may be subject to any amendment or qualification as required by any law, regulation or regulatory authority. The Board (with the non-executive Directors abstaining) reviews the level of fees paid to non-executive Directors annually.

Any reasonable out of pocket expenses that you incur in performing your duties as a Director (travelling expenses in attending Board and Board Committee meetings etc.) will be reimbursed in accordance with our standard expenses policy.

3.	Role

Attached to this letter is a role profile for non-executive Directors, which has been agreed by the Board. The Board may change this role profile from time to time and the role profile as amended shall, once notified to you, be deemed to form part of this letter in place of the document attached.

Any information relating to Barclays which you acquire in your role should be held securely and not disclosed to any third parties without my prior clearance, unless it has already become available to the public.

4.	Time Commitment

The Board normally meets formally eight times a year, including a 1 1⁄2 day strategy session held each year, and will otherwise meet on an ad-hoc basis as required. Some of the meetings may be held overseas. The scheduled Board meeting dates for the remainder of the year have been provided to you. Please note that the number of ad-hoc meetings may increase significantly when the Board is required to address urgent matters as they arise between scheduled meetings. Directors are also expected to attend the Barclays PLC AGM, which is usually held at the end of April each year, and be available afterwards to meet with and answer questions from shareholders.

You will also be expected to make yourself available during your first year of appointment for the purpose of induction (further details below) and in future years for occasional Board training days.

Directors are expected to attend each meeting of the Board, including those called on an ad-hoc basis to discuss urgent matters, and to set aside sufficient time to consider the papers in respect of those meetings, which for scheduled meetings are normally sent to Directors in the week prior to the meeting.

The BAC typically meets 8 times each year and your expected time commitment is 8 days per annum for the Committee. The Committee meeting dates currently scheduled for the year have been provided to you. The Committee’s Terms of Reference are enclosed with this letter.

The BFRC typically meets 5 times each year and your expected time commitment is 8 days per annum for the Committee. The Committee meeting dates currently scheduled for the year have been provided to you. The Committee’s Terms of Reference are enclosed with this letter.

The average time commitment for non-executive Directors as a whole is in the range of 30-36 days per year.

You have already disclosed to the Board your main existing commitments outside Barclays, and you should advise me on any changes to these. Any new commitments which you propose to undertake which could present a potential conflict of interest or which may impact on the time that you are able to devote to your role at Barclays, should be notified to me also so that they can be agreed in advance by the Board.

5.	Committees

The Chairman may invite you to serve as a member of one of the other principal Board Committees. Additional fees will be paid for membership of these Committees. This will be discussed with you at the time together with the time commitment involved. Any letter of appointment to such Committees will form an addendum to this letter.

6.	Directors Share Qualification

Under Barclays PLC’s Articles of Association, you will be required to hold £500 in nominal value (2,000 ordinary shares of 25p each) of Barclays PLC shares within two months of your appointment (i.e., on or before 18 November 2013). You must obtain clearance to deal before you acquire these or any Barclays PLC shares, and I will arrange this on your behalf once you let me know your intentions. If you would also like assistance in arranging to buy these shares, please let me know.

7.	Induction and support

We will agree a suitable induction programme with you shortly, which will enable you to meet some of the key members of our senior management. We will also provide to you further briefing regarding your role, which will include your legal and regulatory duties as a Director and details of procedures regarding the disclosure of any conflicts of interest, data protection, the control of inside information and for obtaining clearance to deal in Barclays PLC shares.

Ongoing training and briefings will also be made available, including any topics that you may request.

The Company Secretary and Barclays Corporate Secretariat are available to assist you with both day-to-day and specific matters in your role as a Director of Barclays. Also, should you feel that there may be implications for you personally in carrying out any of the duties as a Director, you may, with our prior agreement, seek independent advice at Barclays expense.

8.	Indemnity

For the avoidance of doubt, the Boards have confirmed that as a Director of Barclays PLC and Barclays Bank PLC (and in respect of any directorship that you undertake at the express behest of Barclays) you have the benefit of and are able to rely upon the indemnity contained in Article 147 of the Barclays PLC Articles of Association and the identical wording in Article 143 of the Barclays Bank PLC Articles of Association, the terms of which are hereby expressly incorporated into this letter of appointment. Copies of the relevant Articles are attached for your ease of reference.

In outline, the effect of the Articles (as restricted by relevant statutory provisions) is to provide an indemnity in respect of certain liabilities incurred by you in the execution of your duties, provided that the liability does not arise by virtue of your negligence, default, breach of duty or breach of trust in relation to the Bank. A copy of the indemnity wording is attached to this letter. The indemnity is of course in addition to any other protection available to you by virtue of provisions of statute, common law or indeed any specific contract.

This letter sets out the main terms of your appointment and on acceptance will constitute a contract for services. Would you please confirm your acceptance of the appointments as set out in this letter by signing the enclosed copy and returning it to me. Please let me know if you would like any further information in connection with these appointments.

I look forward to working with you.

Yours sincerely

Lawrence Dickinson

Company Secretary

Enclosures:

—	Agreement setting out details in respect of the remuneration in Barclays PLC shares, for signature and return;

—	Role profile for non-executive Directors;

—	Board Audit Committee and Board Financial Risk Committee Terms of Reference; and

—	Article 147 of the Barclays PLC Articles of Association and Article 143 of the Barclays Bank PLC Articles of Association.

I agree to the terms and conditions of my appointment as a non-executive Director of Barclays PLC and Barclays Bank PLC as set out in this letter.

Signed:

Name:
Date: